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                               [Mikohn Letterhead]

                                                                October 23, 2001

Steven C. Duvall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0404

         Re:      Mikohn Gaming Corporation
                  Form S-3 filed August 21, 2000
                  File No. 333-44208

Dear Mr. Duvall:

     A registration statement on Form S-3 was filed by Mikohn Gaming Corporation ("Mikohn") with the Securities and Exchange Commission on August 21, 2000 (the "Registration Statement") and given file number 333-44208. The Registration Statement never became effective. In addition the shares of common stock described in the Registration Statement were never offered to the public for re-sale. Pursuant to Rule 477(a) of the Securities Act of 1933, we hereby request the withdrawal of the Registration Statement.

     If you have any questions, please do not hesitate to contact me at 702-263-1618.

                                       Very truly yours,

                                       /s/ Charles McCrea, Jr.
                                       -------------------------------
                                       CHARLES H. McCREA, JR.
                                       Executive Vice President
                                       and General Counsel

cc:   Chris Edwards
      Examiner
      SECURITIES AND EXCHANGE COMMISSION

      Frank D. Schwertfeger, Esq.
      GREENBERG TRAURIG, LLP